Exhibit 99.1

Envigado, January 28, 2025 BOARD OF DIRECTORS DECISIONS (“OTHER EVENTS”) Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market in general, that the Board of Directors took the following decisions, at its meeting today: 1. To call to the ordinary General Shareholders ’ Assembly, to be held in person on Thursday, March 27 , 2025 , at 9 : 00 a . m . at Carrera 48 # 32 B Sur - 139 , Avenida Las Vegas, administrative headquarters of the Company, located in the municipality of Envigado, Antioquia . 2. In line with External Circular 029 of 2014 , to adopt measures to ensure an equitable treatment of all the Company's shareholders and to encourage their participation in the ordinary General Shareholders ’ Assembly to be held in person, as follows : 1. To order t he Company ’s managers and employees to strictly comply with the duty contained in article 185 of the Commercial Code, whose text is as follows : “Except in cases of legal representation, the managers and employees of the company may not represent at the meetings of the General Shareholders’ Assembly, shares other than their own, while exercising their position, nor substitute the powers conferred on them ( … )" 2. In accordance with the required procedure, the administration will ensure that the verification process of the powers of attorney conferred regarding the General Shareholders' Assembly is carried out, in order to ensure that they comply with the requirements set forth in article 184 of the Commercial Code, as well as with the other requirements set forth in Part III, Title I, Chapter VI, of External Circular 029 of 2014 , issued by the Financial Superintendency of Colombia . As such, a template of the power of attorney containing the meeting agenda and the corresponding space for shareholders' voting statements must be made available to the shareholders on the Company's website, for them to record their voting instructions . In the event that the powers of attorney do not comply with the requirements, the General Counsel shall instruct the delegated agent for the verification of the powers of attorney, to return them to the respective shareholder, with the express indication of the reason of return, and with the specific suggestion for its correction . As such, the following practices are expressly forbidden: a. Incentivizing, promoting, or suggesting to shareholders that they confer powers of attorney in which the name of the representative to the General Shareholders' Assembly is not clearly defined . 1

b. Receiving powers of attorney from shareholders to the General Shareholders' Assembly, in which the name of the respective representative is not clearly defined . c. Admitting as valid those powers of attorney conferred by shareholders without fulfillment of the requirements set forth in article 184 of the Commercial Code for participating at the General Shareholders' Assembly . d. Suggesting or determining the names of individuals who shall act as representatives at the General Shareholders' Assembly . e. Recommend to the shareholders to vote for certain list. f. Suggesting, coordinating, or agreeing with any shareholder or with any representative of a shareholder to present in the meeting proposals to be submitted for consideration at the General Shareholders' Assembly . g. Suggesting, coordinating, or agreeing with any shareholder or with any representative of a shareholder to vote for or against any proposal presented at the General Shareholders' Assembly . 2 3. Approved, following a favorable opinion from the Audit and Risks Committee, the 2024 Corporate Governance Report, which is available on the corporate website and below:

Envigado, January 28, 2025

BOARD OF DIRECTORS DECISIONS

("OTHER EVENTS")

Almacenes Éxito S.A. (the "Company") informs its shareholders and the market in general, that the Board of Directors took the following decisions, at its meeting today:

1. To call to the ordinary General Shareholders' Assembly, to be held in person on Thursday, March 27, 2025, at 9:00 a.m. at Carrera 48 # 32 B Sur-139, Avenida Las Vegas, administrative headquarters of the Company, located in the municipality of Envigado, Antioquia.

2. In line with External Circular 029 of 2014, to adopt measures to ensure an equitable treatment of all the Company's shareholders and to encourage their participation in the ordinary General Shareholders' Assembly to be held in person, as follows:

1. To order the Company's managers and employees to strictly comply with the duty contained in article 185 of the Commercial Code, whose text is as follows:

> *"Except in cases of legal representation, the managers and employees of the company may not represent at the meetings of the General Shareholders' Assembly, shares other than their own, while exercising their position, nor substitute the powers conferred on them (…)"*

2. In accordance with the required procedure, the administration will ensure that the verification process of the powers of attorney conferred regarding the General Shareholders' Assembly is carried out, in order to ensure that they comply with the requirements set forth in article 184 of the Commercial Code, as well as with the other requirements set forth in Part III, Title I, Chapter VI, of External Circular 029 of 2014, issued by the Financial Superintendency of Colombia. As such, a template of the power of attorney containing the meeting agenda and the corresponding space for shareholders' voting statements must be made available to the shareholders on the Company's website, for them to record their voting instructions. In the event that the powers of attorney do not comply with the requirements, the General Counsel shall instruct the delegated agent for the verification of the powers of attorney, to return them to the respective shareholder, with the express indication of the reason of return, and with the specific suggestion for its correction.

As such, the following practices are expressly forbidden:

a. Incentivizing, promoting, or suggesting to shareholders that they confer powers of attorney in which the name of the representative to the General Shareholders' Assembly is not clearly defined.

b. Receiving powers of attorney from shareholders to the General Shareholders' Assembly, in which the name of the respective representative is not clearly defined.

c. Admitting as valid those powers of attorney conferred by shareholders without fulfillment of the requirements set forth in article 184 of the Commercial Code for participating at the General Shareholders' Assembly.

d. Suggesting or determining the names of individuals who shall act as representatives at the General Shareholders' Assembly.

e. Recommend to the shareholders to vote for certain list.

f. Suggesting, coordinating, or agreeing with any shareholder or with any representative of a shareholder to present in the meeting proposals to be submitted for consideration at the General Shareholders' Assembly.

g. Suggesting, coordinating, or agreeing with any shareholder or with any representative of a shareholder to vote for or against any proposal presented at the General Shareholders' Assembly.

3. Approved, following a favorable opinion from the Audit and Risks Committee, the 2024 Corporate Governance Report, which is available on the corporate website and below:

CORPORATE GOVERNANCE REPORT


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FreshMarket

Among the milestones to highlight in 2024, the company:

- **Achieved a level of 91,22% adoption of best corporate practices**, promoted by the SFC, by completing the corporate best practices survey (Código País).

- **Received a score of 68 points in the S&P Global Corporate Sustainability Assessment (CSA)**, placing in the 94th percentile of the industry. In the Corporate Governance chapter, the company scored 60 points and ranked in the 94 percentile of the industry. Similarly, the company ranked #8 among the most sustainable companies in the Food & Staples Retailing sector worldwide, ranking 1 in Colombia and 2 in Latin America.

- **Received, for the twelfth consecutive year, recognition for the voluntary adoption of best practices in information disclosure and investor relations**, awarded by the Colegio de Estudios Superiores de Administración (CESA), in alliance with the Bolsa de Valores de Colombia (BVC).

- **Was recognized as the tenth company with the best corporate reputation in Colombia according to the Monitor Empresarial de Reputación Corporativa Iberoamericano (Merco)**, maintaining its position as the retail company in Colombia with the best reputation. The general manager, Carlos Mario Giraldo, ranked sixth in the leaders with the best reputation ranking. Additionally, for the second consecutive year, the company's communications team was ranked fifth according to journalists.

- Recognizing the value of ethics as a fundamental pillar in managing healthy, transparent, and integral relationships with different stakeholders, **the company maintained its commitment to fostering relationships based on principles and ethical values,** inspired by the leadership and commitment of the Senior Management. This commitment aims to permeate an ethical and integrity culture as a fundamental element in the long-term sustainability of the business, driving compliance with internal policies as a tool to adopt a risk management and good governance culture, guiding every action to ensure lasting and trustworthy relationships with different stakeholders.

Grupo Éxito's risk management is conceived as an intrinsic part of the corporate strategy; it is aligned with the external and internal context, and includes the analysis of trends, emerging aspects, and opportunities. Its fundamental objective is to protect and create value, leverage the achievement of strategic pillars, drive informed and conscious decision-making, maximize competitive advantages, and, together with business continuity management, develop capabilities for the company to anticipate, prepare, respond, and recover in a timely and assertive manner to a given event.

In 2024, the strategic risk profile was determined based on the understanding of the dynamics of the environment in the **political, economic, social, technological, environmental, and legal spheres, as well as the understanding of the sector regarding business operations and the analysis of internal changes.** Likewise, treatment measures were defined to mitigate the occurrence of these risks and their negative impacts, as well as the identification of opportunities that can be maximized.

Organizational internal control is conceived as a system that not only ensures regulatory compliance but also adds strategic value to the organization by improving its efficiency, ensuring the integrity of information, supporting decision-making, and protecting the organization's reputation, based on a culture rooted in corporate values and self-management as the core of comprehensive management of the various businesses.

Company ownership structure

Capital and structure [GRI 2-9]

Each share that's listed in the Shareholder Register grants the right to one vote at the General Shareholders' Meeting, without restriction on the number of votes that the holder or their representative may cast, but subject to the prohibitions or disqualifications established by law for voting on certain decisions, such as in the case of the company's administrators and employees, in the events specified by law, as well as the provisions contained in the use of privileged information policy that is on the Corporate Governance Code. In this way, Grupo Éxito recognizes and guarantees shareholders the same rights and privileges.

As of December 31, 2024, the Company has 1,590 million ordinary shares of which 1,344.72 million have been issued and 46.86 million are being held in reserve. Out of the issued shares, 1,297,864,359 are outstanding and 46,856.094 have been repurchased.

As of December 31, 2024, the number of shareholders is 11,628, of which 98.07% are natural persons, with a shareholding of 1.36%; while 1.93% are legal entities, with a shareholding equivalent to 98.64% of the share capital.

Shareholders with significant direct and indirect holdings [GRI 2-9]

As of December 31, 2024, Cama Commercial Group Corp. held a direct holding of 86.84% in the company's share capital, thus consolidating itself as the controlling shareholder.

Regarding the remaining shareholders, including those holding ordinary shares and those participating through Level II BDR and Level II ADR programs, none hold a participation equal to or greater than 10% of the company's share capital.

Shares and securities directly or indirectly owned by members of the Board of Directors, members of Senior Management, and other administrators, their trading, and the voting rights they represent.

As of December 31, 2024, Carlos Mario Giraldo Moreno, General Manager, held 4.734 ordinary shares of the company.

Regarding the corporate governance structure, Mr. Francisco Javier Calleja Malaina serves as Chairman of the Board of Directors. He is also an indirect majority shareholder of Cama Commercial Group Corp., which acts as the controlling entity of the company and owns 1.127.117.641 ordinary shares, equivalent to 86.84% of the share capital.

It is important to note that, at the end of the period, the company has ordinary shares, Level II BDRs, and Level II ADRs.

As of December 31, 2024, no other member of Senior Management or the Board of Directors of the company held securities.

Family, commercial, contractual, or corporate relationships that exist between major shareholders and the company, or between holders of significant holdings among themselves.

As a result of the Public Tender Offers (TOs) carried out in 2023 and finalized in 2024, Cama Commercial Group Corp. consolidated its position as the holder of 86.84% of the company's share capital. This percentage reflects its role as the main shareholder.

The company does not have other shareholders with a significant equity, understood as equivalent to 10% or more of the outstanding shares.

Here you can find details of the company's main shareholders.

Shareholders agreement

During the year 2024, no shareholder agreements were entered into by the company.

Company's management structure and related operations [GRI 2-9]

Composition of the Board of Directors and committees

In accordance with the provisions of Article 31 of the bylaws, amended by the General Shareholders' Meeting held on March 21, 2024, the Board of Directors of Grupo Éxito is composed of seven members, elected by the General Shareholders' Meeting. The number of independent members and the criteria for independence have been determined in accordance with the regulations applicable to the company.

Board of Directors [GRI 2-9]

To view the rules of procedure for the Board of Directors, click here.

Elected by the General Shareholders' Meeting for the period 2024-2026 [GRI 2-10]

On March 21, 2024, the General Shareholders' Meeting elected a new Board of Directors, characterized by members with proven knowledge and experience in their careers, and with a strategic and transformative vision for the development and sustainability of the company's initiatives.

To view the profile of each member of the Directive Board, click on each photo.

Non-independent members

[GRI 2-9]



Francisco Javier Calleja Malaina
Chairman

[GRI 2-11]



Juan Carlos Calleja Hakker



David Alberto Cahen Ávila



MAR

Alberto José Corpeño

Independent members

[GRI 2-9]



Miguel Fernando Dueñas



Francisco José Fermán Gómez



Óscar Samour Santillana

The Board of Directors is comprised of three independent members and four executive non-independent members.

Main functions of the Board of Directors and Senior Management

a. Board of Directors

The Board of Directors is understood to have the broadest mandate to manage the company. Accordingly, the Board primarily has the following functions:

- Approve and periodically monitor the company's strategy.
- Oversee corporate governance and the effectiveness of the measures adopted in relation to it.
- Ensure an adequate control environment within the company and its subsidiaries.
- Identify and manage conflicts of interest that arise and define the rules applicable to related party transactions.
- Approve the company's financial, accounting, and investment policies.
- Regulate the functioning of the Board of Directors, submitting to the General Shareholders' Meeting matters that are within its competence.
- Appoint members of Senior Management.
- Oversee the financial and non-financial information that must be made public and the integrity and reliability of accounting systems.
- Regulate matters related to the company's shares.

For more information about the Board of Directors functions, click here.

b. Senior Management

Senior Management primarily has the following functions, grouped by areas according to the company's corporate structure:



Senior Management
Chief Executive Officer
General Manager
Internal auditor
Commercial and supply Vice President
Digital Vice President
Real estate Vice President
Financial and Administrative Vice President
Vice President of Corporate Affairs and General Counsel

Chief Executive Officer: coordinate and supervise the company, including commercial and financial management, as well as investor and market relations, maintaining a focus on corporate strategy.

General Manager: lead the company's operations in Colombia, supporting the CEO in strategic matters, government relations, media relations, investor management, among others.

Real estate Vice President: define, identify, and propose new business alternatives from a real estate perspective, according to expansion plans and commercial strategies, to ensure value generation and maximize the profitability of the company's spaces.

Financial and Administrative Vice President: direct, plan, and define the company's financial strategies, following the policies established by the Board of Directors and legal regulations, seeking to generate the highest profitability for the company, the lowest costs in working capital management, and the necessary information for decision-making.

Vice President of Corporate Affairs and General Counsel: lead the company's corporate affairs, being responsible for managing different stakeholders and analyzing and mitigating risks. Additionally, lead the relationship and management with the governing and administrative bodies (General Shareholders' Meeting and Board of Directors).

Commerce and supply Vice President: direct, plan, and define commercial, logistical, and replenishment strategies, which will set the guidelines for the methodologies of the areas under the vice presidency, according to the company's policies, business needs, and budgeted results to ensure goal achievement.

Digital Vice President: direct, plan, and coordinate sales and operational strategies for each of the brands in digital commerce, according to the objectives and guidelines of the Board, to ensure the achievement of sales budgets and overall company objectives.

Internal Auditor: define and direct the internal audit strategy and ensure its implementation and compliance.

To learn more about the members of the company's management team, click here.

Board Members who belong to the Boards of Directors of Subsidiary Companies or Hold Executive Positions thereof [GRI 2-9]

- **Francisco Javier Calleja Malaina** is a principal member of the Board of Directors of the Argentine subsidiary Libertad S.A. and of the Board of Directors of the Uruguayan subsidiaries Grupo Disco del Uruguay S.A., Supermercados Disco del Uruguay S.A., Odaler S.A., Lublo S.A., Lanin S.A., Devoto Hnos S.A., Ameluz S.A., Mercados Devoto S.A., Larenco S.A., Géant Inversiones S.A., Semin S.A., Ludi S.A., Setara S.A., Randicor S.A., Fandale S.A., and Ciudad del Ferrol S.C.

- **Juan Carlos Calleja Hakker** is a principal member of the Board of Directors of the Argentine subsidiary Libertad S.A. and of the Board of Directors of the Uruguayan subsidiaries Grupo Disco del Uruguay S.A., Supermercados Disco del Uruguay S.A., Odaler S.A., Lanin S.A., Devoto Hnos S.A., and Ciudad del Ferrol S.C. He is also an alternate member of the Board of Directors of the Uruguayan subsidiary Ameluz S.A.

- **David Alberto Cahen Ávila** is a principal member of the Board of Directors of the Uruguayan subsidiaries Grupo Disco del Uruguay S.A., Supermercados Disco del Uruguay S.A., Odaler S.A., and Devoto Hnos S.A.

- **Alberto José Corpeño Posada** is an alternate member of the Board of Directors of the Uruguayan subsidiaries Grupo Disco del Uruguay S.A., Supermercados Disco del Uruguay S.A., and Odaler S.A.

Policies approved by the Board of Directors during the 2024 period [GRI 2-12]

- **IUse of Privileged Information Policy:** on March 21, 2024, amendments were approved to (i) specify that employees with access to insider information and administrators are prohibited from selling or acquiring company shares while in office, except for transactions unrelated to speculation and with prior authorization from the competent body, (ii) establish which bodies are responsible for granting authorization, and (iii) reinforce the duty of employees (regardless of whether they have access to insider information) and administrators who are also shareholders of the company to report such conflicts of interest.

- **Sustainability Policy:** with the aim of aligning the policy with the amendment of Article 61 of the bylaws, adjusting some definitions, and establishing inclusive language, its adjustments were approved in the Board of Director session on March 21, 2024.

- **Policy on Giving and Receiving Gifts and Favors:** on May 8, 2024, modifications to the Policy were approved with the aim of updating the main duties and prohibitions in this area, establishing the guideline of not accepting gifts, courtesies, or any other type of invitation, regardless of their value.

- **Financial and Non-Financial Information Disclosure Policy:** on August 12, 2024, the amendment of the Policy was approved to (i) align the Policy with the current regulations issued by the Financial Superintendency of Colombia (Decree 151 of 2021 and Circulars 031 of 2021 and 012 of 2022) and the requirements of the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) regarding market information disclosure, and (ii) comply with Decree 151 of 2021 and the requests made by the Financial Superintendency of Colombia to the company.

- **Cash Management Policy:** to include a financial entity within the list of Eligible Brokerage Firms (SCBE) / Eligible Trust Companies, the modification to the Policy was approved on November 12, 2024.

Procedure for the election of the Board of Directors [GRI 2-10]

On March 17, 2015, the General Shareholders' Meeting approved the Board of Directors Election and Succession Policy, which has been modified following analysis and favorable recommendation by the Board of Directors, with the latest modification on March 21 of this year, in order to (i) align the various corporate governance documents with the amendments to the bylaws approved at this same meeting, (ii) specify the regime of disqualifications and incompatibilities by topics, and (iii) complement the policy by including the requirement for independent candidates to the Board of Directors to comply with the regulations of the different markets in which the company is a securities market issuer. This policy has been strictly adhered to date, thus contributing to better corporate governance.

Similarly, in addition to the aforementioned policy, since February 24, 2016, the Board of Directors approved the procedure for the election of candidates to the Board of Directors, with the latest modification approved by the Board of Directors in its session on March 21, 2024, solely to align the procedure with the amendment to the bylaws approved by the General Shareholders' Meeting in its ordinary meeting on March 21, 2024.

The policy and procedure regulate, among other things, the timeline and process for nominating candidates, the independence criteria that candidates must meet, the methodology used for their evaluation, and the composition of the candidates' profiles (both functional and personal).

In the election of the Board of Directors carried out during 2024, strict compliance was given to the provisions contained in the aforementioned policy and procedure. Information regarding this can be consulted here.

The policy (contained in section 2.2.2 of the Corporate Governance Code) and the procedure, as well as the resume and acceptance letter templates, are available on the corporate website.

Board of Directors Remuneration Policy [GRI 2-19] [GRI 2-20]

On June 11, 2015, the General Shareholders' Meeting approved the Board of Directors Remuneration Policy, which was modified by this body in its ordinary meeting held on March 21, 2024, in order to align the various corporate governance documents with the amendment to the bylaws and to expressly state that company employees who become members of the Board of Directors will not receive remuneration.

This policy establishes that the members of this body will be entitled to a fixed remuneration for attending sessions, both in-person and virtual, the value of which for the corresponding period will adhere to a series of principles and criteria and will be defined by the General Shareholders' Meeting at the meeting in which the election is held.

For more information about this policy, you can consult section 2.2.3 of the Corporate Governance Code.

Board of Directors and Senior Management Remuneration [GRI 2-19] [GRI 2-20]

a. Board of Directors

At the ordinary meeting of the General Shareholders' Meeting held on March 21, 2024, the following remuneration for the Board of Directors for the period 2024-2026 was approved:

FIRST: The non-independent members shall not receive any fees for the preparation and attendance to each meeting of the Board of Directors.
SECOND: The executive members of the Company who become members of the Board of Directors shall not receive any remuneration for the preparation and attendance to each meeting of the Board.
THIRD: The independent members shall receive fees of an amount of FIVE HUNDRED DOLLARS (500 USD) for the preparation and attendance to each meeting of the Board of Directors and to each meeting of the Audit and Risk Committee.
FOURTH: The Chairman of the Board of Directors and the Chairman of the Audit and Risk Committee shall not receive differential fees.

Based on the above, in 2024, the company paid the members of the Board of Directors, for their attendance at the meetings of this corporate body and its committees, the sum of COP 513 million.

b. Senior Management

On September 14, 2016, the Board of Directors approved the Senior Management Remuneration and Assessment Policy, last modified on March 21, 2024, with the aim of aligning the policy with the amendment approved by the General Shareholders' Meeting on its ordinary meeting on March 21, 2024, ensuring uniformity among the various corporate governance instruments of the company.

This policy establishes the guidelines and criteria to be considered for setting the total remuneration granted to Senior Management members, i.e., levels 1 and 2 of the company's structure, and the procedure by which their performance evaluation will be conducted.

The remuneration value of Senior Management members is disclosed in note 9.2 of the company's separate financial statements, which can be consulted by clicking here.

For more information about the Senior Management Remuneration and Assessment Policy, click here.

Audit and Risks Committee

The Audit and Risks Committee, composed of the three independent members of the Board of Directors, has played a fundamental role in overseeing the financial management and internal control of Grupo Éxito during the 2024 fiscal year. Its work has included reviewing and evaluating accounting processes, internal auditing, external auditing, regulatory compliance, and risk management, ensuring that the company's operations align with best corporate governance practices, local and international regulations, and the highest ethical standards.

Activities of the Audit and Risks Committee

Highlighted activities and achievements:

- **Financial statement review:** the Committee reviewed and approved the individual and consolidated financial statements for the interim and final periods of the 2024 fiscal year before their presentation to the market. This review ensures the transparency and reliability of the financial information communicated to the public and investors.

- **Compliance with the Information Disclosure Procedure:** the Committee monitored the Information Disclosure Procedure, in accordance with the Corporate Governance Code and the best practices recommended by the Financial Superintendency of Colombia. Additionally, the 2024 Annual Information Disclosure Report was reviewed and approved.

- **Compliance with the Sarbanes-Oxley Act (SOX):** the Committee oversaw compliance with the requirements established by the Sarbanes-Oxley Act in Colombia, Uruguay, and Argentina, to ensure that Grupo Éxito's operations align with the international regulations on internal control and financial transparency to which it is subject.

- **Approval of the annual internal audit plan:** the Committee reviewed and approved the scope, resources, and annual internal audit plan. Additionally, the Committee monitored the performance of the audit, evaluating the independence and results of the audited processes. Improvement action plans for the Internal Control System, agreed upon with management, were also supervised.

- **Review of the Statutory Audit Function:** the Committee was aware of the audit strategy of the firm PWC, reviewing its independence, responsibilities, and audit results. Additionally, it approved the scope of services and fees associated with the firm in Colombia, as well as the fees and scope of external auditors in Uruguay and Argentina, within the requirements established by PCAOB for Grupo Éxito.

- **Monitoring of Control Deficiencies:** the control deficiencies identified by the Statutory Auditor KPMG in the 2023 results were reviewed, and the action plans established by management to correct these deficiencies were monitored, in accordance with PCAOB standards and best practices in internal control, governance, and risk management. Additionally, the management of PWC as the Statutory Auditor for the 2024 period and the progress and results of its management were monitored, in accordance with current regulations.

- **Comprehensive Risk Management:** the Committee monitored the management of strategic risks, updating Grupo Éxito's risk profile for the 2024-2025 period. Additionally, risk management strategies were evaluated, ensuring that the measures adopted were adequate to mitigate interdependent risks, also considering the correlation or dependence between them.

- **Regulatory Compliance Oversight:** The implementation of compliance programs was supervised, including the Transparency and Business Ethics programs, Personal Data Protection, and Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF). The Committee reviewed the Compliance Officer's management reports before their presentation to the Board of Directors and also approved the due diligence procedures and reports on unusual transactions sent to the UIAF.

- **Monitoring of Related Party Transactions:** The Committee approved related party transactions, evaluating their materiality, value generation, and alignment with shareholders' interests. Additionally, compliance with the policies and procedures established in this area was supervised.

- **Review of Conflicts of Interest:** The Committee reviewed potential conflicts of interest of Senior Management, ensuring they aligned with the standards established in the Corporate Governance Code, and guaranteeing compliance with best practices in governance and business transparency. **[GRI 2-15]**

Support to Management and Supervision of Financial Information

As part of its functions, the Committee has supported management in supervising the financial information disclosed to the market. This support has been crucial to ensure that the information presented meets the highest standards of transparency and reliability.

In accordance with the Corporate Governance Code, the Committee issued a favorable opinion, which was considered by the Board of Directors, regarding the presentation of the financial statements audited by the firm PWC, both for the annual and quarterly periods of 2024. These statements were prepared in accordance with the International Accounting Standards (IASB) and audited under PCAOB rules, to comply with the requirements of the Level II ADR program on the New York Stock Exchange (NYSE) and CVM of Brazil.

Ordinary and Extraordinary Sessions

During the year, the Committee held the six (6) scheduled ordinary sessions, in accordance with the established agenda. Additionally, it held three (3) extraordinary sessions to specifically address issues related to emerging risks and corporate governance, in light of the economic and corporate challenges of the environment.

The topics discussed during the Committee's sessions in 2024 were presented to the Board of Directors to ensure proper alignment between the governing bodies and the approval instances. This collaborative approach has been key to strengthening corporate governance and transparency, as well as comprehensive risk management and the controls that support the achievement of business objectives and the higher purpose at Grupo Éxito.

Attendance of the Board of Directors and Audit and Risks Committee Meetings

Quorum and attendance 2024

Board of Directors Attendance - January 1, 2024 to March 21, 2024

At the beginning of the year, the Board of Directors was composed of the following eight (8) members:

Member	Attendance		Percentage
Luis Fernando Alarcón Mantilla (Chairman)	5/5	★★★★★	100%
Felipe Ayerbe Muñoz	5/5	★★★★★	100%
Ana Fernanda Maiguashca	5/5	★★★★★	100%
Christophe José Hidalgo	5/5	★★★★★	100%
Guillaume Michaloux	5/5	★★★★★	100%
Rafael Russowsky	3/5	★★★	60%
Bernard Petit	5/5	★★★★★	100%
Philippe Alarcón	5/5	★★★★★	100%

Board of Directors Attendance - From March 21, 2024

As a result of the bylaws amendment approved on March 21, 2024, which established that the Board of Directors would be composed of seven (7) members, the current composition and attendance of this body are presented:

Member	Attendance		Percentage
Francisco Javier Calleja Malaina (President)	11/13	★★★★★★★ ★★★★	83%
Juan Carlos Calleja Hakker	13/13	★★★★★★★ ★★★★★★	100%
David Alberto Cahen Ávila	13/13	★★★★★★★ ★★★★★★	100%
Alberto José Corpeño	13/13	★★★★★★★ ★★★★★★	100%
Miguel Fernando Dueñas	13/13	★★★★★★★ ★★★★★★	100%
Francisco José Fermán	11/13	★★★★★★★ ★★★★	100%
Óscar Samour Santillana	13/13	★★★★★★★ ★★★★★★	100%

Audit and Risks Committee Attendance - January 1, 2024 to March 21, 2024

Member	Attendance		Percentage
Luis Fernando Alarcón Mantilla (President)	2/2	★★	100%
Felipe Ayerbe Muñoz	2/2	★★	100%
Ana Fernanda Maiguashca	2/2	★★	100%

Guests	Attendance		Percentage
Bernard Petit	2/2	★★	100%
Cristophe José Hidalgo	2/2	★★	100%

Audit and Risks Committee Attendance - from March 21, 2024

Member	Attendance		Percentage
Miguel Fernando Dueñas (President)	8/8	★★★★ ★★★★	100%
Francisco José Fermán	8/8	★★★★ ★★★★	100%
Óscar Samour Santillana	8/8	★★★★ ★★★★	100%

Quorum of the Board and Audit and Risks Committee Meetings

In 2024, the quorum of the Board of Directors was 97%. For more details, click here. Regarding the Audit and Risks Committee, the quorum was 100%. For more details, click here.

- **Chairman of the Board of Directors [GRI 2-11]:** Francisco Javier Calleja Malaina was appointed Chairman of the Board of Directors at the meeting held on March 21, 2024.

The functions for this position are provided in Article 33 of the bylaws, which you can consult here.

- **Board of Directors Secretary:** Since December 9, 2019, Claudia Campillo Velásquez has served as Secretary of the Board and the General Shareholders' Meeting, in addition to being the Vice President of Corporate Affairs of the company.

The functions as General Counsel of the company are established in Article 48 of the bylaws, which you can consult here.

Relations of the Board of Directors with the Statutory Auditor, Financial Analysts, Investment Banks, Rating Agencies, and with the Board of Directors from its External Advisory

The relationship between the Board of Directors and the statutory auditor is established through the Audit and Risks Committee, where the audit processes of the quarterly and annual financial statements carried out by the external auditors are supervised, with the aim of ensuring the reliability of the financial information and the figures of the company's businesses and its subsidiaries. The Committee also evaluates and approves the scope of the services and fees proposed by the statutory auditor, in accordance with the requirements that the auditor has set to carry out their functions.

Within the scope of the statutory auditor's services is to inform the Committee members about the progress of the audit plan, findings, and recommendations related to the internal control system, accounting and financial processes and systems, as well as monitoring compliance with current regulations and the action plans proposed by the company's management bodies, in order to ensure the continuous integrity and reliability of the Group's financial information.

The Audit and Risks Committee and the Board of Directors reviewed the proposals for the election of PricewaterhouseCoopers as the company's statutory auditor for the 2024-2025 statutory period, which was approved at the General Shareholders' Meeting held on March 21, 2024.

Management of the Board of Directors Information

During 2024, the company complied with the deadline established in the Corporate Governance Code for sending information related to the agenda items of each session to the members of the Board of Directors. This information was prepared by the Board of Directors Secretary and the Senior Management, under the direction of the Chairman of the Board of Directors.

At the end of each session of the Board of Directors and the Audit and Risks Committee, the General Secretary and the Committee Secretary were responsible for safeguarding the information, ensuring it was duly recorded as support for drafting the minutes of the corresponding meetings.

For the year 2024, the company implemented the use of the Microsoft Teams application, through which, before each meeting, the support material for each session was made available to the members of the Board of Directors and its committee. This tool ensures secure custody of the information, provides traceability in updates, and offers interaction tools with its content.

Similarly, the company's Financial and Administrative Vice President, as the person responsible for market disclosure of relevant information, led the process of disclosing the decisions of the Board of Directors when they were of a relevant nature, in coordination with the company's Disclosure Committee.

Board of Directors and Senior Management Assessment [GRI 2-18]

In accordance with the provisions of the Rules of procedure for the Board of Directors, contained in chapter 2.2.1 of the Corporate Governance Code, the company may annually conduct an evaluation process to measure the performance of each member and the respective body. For this, it may alternate the internal evaluation technique with an external evaluation conducted by independent advisors.

In 2024, considering the recent appointment of the Board of Directors, the evaluation process was omitted, as the results of an evaluation under these circumstances would not generate significant value for the management, the company's shareholders, and the members of the Board of Directors. However, both the Board of Directors and the management are committed to the continuous improvement of their processes and guidelines regarding the functioning of the Board of Directors and the Audit and Risks Committee.

Operations with related parties

Attributions of the Board of Directors on Related Party Transactions and Conflict of Interest Situations

According to Article 36.4 of the company's bylaws, it is the responsibility of the Board of Directors to define the rules for the evaluation and authorization of related party transactions.

Details of the Most Relevant Transactions, in the Organization's Opinion, Conducted Between Related Parties

The most relevant transactions between related parties during 2024 can be found in Note 9 of the separate financial statements.

Details of Judicial Proceedings that have the capacity to materially affect the Operation, Financial Situation, and/or changes to the Financial Situation

In 2024, the legal proceedings with the capacity to materially affect the operation, financial situation, and/or changes to the financial situation of the company were as follows (amounts expressed in millions of pesos):

- Judicial dispute with the Dirección de Impuestos y Aduanas Nacionales ("DIAN", Colombia's Tax Revenue Service) seeking the annulment of the official review settlement, pursuant to the notification of special requirement 112382018000126 dated September 17, 2018, which proposed to modify the 2015 income tax return, for $42,210 (December 31, 2023 - $40,780).

- Judicial dispute with DIAN seeking the annulment of the sanction resolution of September 2020, which ordered the reimbursement of the balance in favor liquidated in the income tax for the 2015 taxable period, for $2,734 (December 31, 2023 - $2,211).

- Judicial dispute with the Special Industrial and Port District of Barranquilla related to the Official Review Settlement Act No. GGI-FI-LR-50712-22 dated November 2, 2022, which modifies the 2018 industry and commerce declaration by disallowing income outside the municipality and imposing an inaccuracy penalty, for $3,291.

- Judicial Dispute with the Special Industrial and Port District of Barranquilla related to the Official Review Settlement Act No. GGI-FI-LR-50716-22 dated November 22, 2022, which modifies the 2019 Industry and Commerce declaration by disallowing income outside the municipality and imposing an inaccuracy penalty of $3,790.

- Judicial Dispute with the Special Industrial and Port District of Barranquilla related to the Official Review Settlement Act No. GGI-FI-LR-50720-22 dated December 6, 2022, which modifies the 2020 Industry and Commerce declaration by disallowing income outside the municipality and imposing an inaccuracy penalty of $2,664.

- Judicial Dispute with the Municipality of Santiago de Tolú related to Sanction Resolution for Non-Declaration No. 2024008001 dated August 5, 2024, which imposes a penalty for not declaring annual ICA for 2020 to 2022, but rather bimonthly, amounting to $4,175.

- Annulment Claim of the Official Assessment Settlement No. 00019-TS-0019-2021 dated February 24, 2021, through which the Department of Atlántico officially liquidates the Citizen Security and Coexistence Tax for the period from February 2015 to November 2019 for $1,226.

- Administrative Dispute with the Municipality of Cali related to the notification of special requirement 4279 dated April 8, 2021, inviting the company to correct the codes and rates declared in the 2018 Industry and Commerce Tax for $2,130 (December 31, 2023 - $2,130).

Conflicts of Interest [GRI 2-15]

The bylaws provide the following functions for the Board of Directors regarding conflicts of interest:

- To identify and manage conflicts of interest between the company and its shareholders, members of the Board of Directors, and Senior Management.

- To approve policies for managing conflicts of interest and the use of privileged information by any employee.

- To regulate the creation and functioning of the Conflicts of Interest Committee.

- To define the rules for evaluating and authorizing transactions that the company conducts with: (i) controlling, significant, or Board-represented shareholders; (ii) members of the Board of Directors and other Managers or persons related to them; and (iii) companies within the conglomerate to which it belongs.

On the other hand, the Audit and Risks Committee of the Board of Directors is responsible for fulfilling the following functions related to conflicts of interest:

- Evaluate and inform the Board of Directors about situations involving conflicts of interest in which a significant shareholder, members of the Board of Directors, the CEO, the Vice Presidents, the General Counsel, or the Internal Auditor may be directly or indirectly involved, or through a related party, making the necessary recommendations to manage the situation.

- Evaluate and inform the Board of Directors about possible conflicts of interest that may arise between the company and its subsidiaries and/or affiliates, among them, or with their administrators and related parties, making the necessary proposals to manage the situation.

- Before being authorized by the Board of Directors, examine and inform the Board about transactions that the company carries out, directly or indirectly, with members of the Board of Directors, controlling and significant shareholders, defined according to the organization's ownership structure, members of Senior Management, transactions between Group companies or persons related to them (related party transactions), which due to their amount, nature, or conditions pose a risk to the company.

- Verify that these transactions are carried out under market conditions and do not violate the principle of equal treatment among shareholders.

During 2024, situations involving conflicts of interest reported by members of Senior Management were resolved by the relevant bodies, under the rules established in the Conflict of Interest Policy, contained in the company's Code of Ethics and Conduct, as described in the following chapter. Similarly, situations reported by other employees of the company were duly managed in accordance with this policy, as described later in the Compliance chapter.

Finally, in compliance with the provisions established in the Conflict of Interest Policy, during the aforementioned period, the Board of Directors made the necessary updates related to reports of possible conflicts of interest presented by Senior Management, as well as situations that have ceased.

Conflicts of Interest and mechanisms to resolve them among companies in the same conglomerate and their application during the Fiscal Year [GRI 2-15]

The company has mechanisms aimed at complying with its Good Governance and Transparency policies. These include those that allow reporting, analyzing, and managing potential conflict of interest situations, which have been reported by the members of the Board of Directors and Senior Management.

Regarding the Board of Directors, in 2024, its members did not report any conflict of interest situations.

Regarding Senior Management, the main activities detailing the management during 2024 are presented below:

- **Semi-annual Reports on the existence or non-existence of conflicts of interest, submitted by the Board of Directors, and annually by Senior Management**, with the purpose of timely identifying potential conflict of interest situations arising from companies in which they have a participation of 10% or more of the share capital, significant influence, or any other situation that could lead to a potential conflict of interest in light of a loss of objectivity and independence in the exercise of their functions.

- **Reported Situations Analysis:** this was carried out in compliance with the guidelines defined in the Conflict of Interest Policy, contained in the company's Code of Ethics and Conduct and the Corporate Governance Code, as well as its provisions related to the governance structure and the composition of the Conflicts of Interest Committee. Thus, for the specific case of situations reported by Senior Management members who are part of levels 1 and 2 of the organizational structure, the Conflicts of Interest Committee was composed of the Board of Directors' Audit and Risks Committee.

- **Mechanisms for Managing and Resolving Conflicts of Interest:** The company continued to manage potential conflict of interest situations, ensuring the proper functioning of the reporting mechanisms available to the Board of Directors and Senior Management, maintaining timely communication and management. The situations reported by Senior Management mainly consist of their own or a family member's participation in the boards of directors of other companies or entities, as well as shareholding or employment relationships of family members or related persons in other companies that may have a potential link with the company. For each of the reports received, the respective analyses were carried out, and recommendations were issued by the Conflicts of Interest Committee, aimed at resolving and managing the reported situations, in order to safeguard the objectivity and impartiality of the reporting individual.

None of the situations that were analyzed affected the operations as a whole, nor were they evaluated as situations that would prevent the exercise of the position.

Internal Control System

Control environment

Through a structured approach aligned with our corporate strategy, we foster a control environment that ensures operational continuity, protects the organization's most important assets, and contributes to achieving organizational goals. In this process, Senior Management and governing bodies played a fundamental role, ensuring that decisions are made based on ethical principles, technical criteria, and a sustainable vision. This approach was strengthened by active leadership supervised by the Board of Directors and the Audit and Risks Committee, consolidating a framework for organizational sustainability in a dynamic and competitive environment.

In response to a business transformation environment, the company implemented adjustments to its operational structure, approved by the Board of Directors and based on a comprehensive analysis conducted by Senior Management. These changes included internal promotion processes, succession and career plans, and strategies aimed at development and operational continuity and alignment with corporate objectives.

Regarding self-management, progress was made in implementing predictive analysis models, including early warnings and more dynamic dashboards. These tools improved operational monitoring capacity, strengthening an integrated view of internal control and the ability to respond to emerging risks such as the impact of disruptive technologies.

The company continued to adapt its compliance programs in managing risks of fraud, bribery, corruption, money laundering, terrorist financing, and personal data protection. In 2024, these programs evolved to align with updated international standards and respond to a constantly changing regulatory framework, both nationally and globally. New practices were incorporated to strengthen business ethics and promote sustainability.

These actions, combined with a structured and adaptive control culture, enabled the company to face environmental and business transformation challenges, strengthen its resilience, and advance in creating sustainable value for all its stakeholders.

Integral Risk Management System

Grupo Éxito's Integral Risk Management System is managed by the Vice Presidency of Corporate Affairs. The team is responsible for designing and implementing the methodology and risk model at different levels of the company, promoting a risk management culture focused on protecting and generating value, and contributing to the fulfillment of the corporate strategy.

Risk management at Grupo Éxito contributes to the company's sustainability over time, its continuity, and the strengthening of its organizational resilience; it enhances its ability to anticipate, prepare, respond, and recover from a given event, to ensure the fulfillment of its strategic pillars, through a systematic and standardized process of risk and opportunity management.

Description of the Risk Policy and Its application during the 2024 Fiscal Year [GRI 2-12]

The Risk Management Policy aims to strengthen the company's sustainability, ensure its operational continuity, and enhance its organizational resilience through anticipation, preparation, response, and recovery from adverse events. This policy establishes the purpose, principles, scope, and framework for comprehensive risk and opportunity management, as well as a governance scheme defined at different management levels: strategic, business, project, and process. Its implementation allows the company to align its efforts around identifying critical risks, mitigating their impacts, and maximizing opportunities.

The risk management methodology is an integral part of the policy and is primarily based on the ISO 31000 and COSO ERM standards. The detailed methodology is contained in the Risk Management Handbook and refers to seven main stages, including: establishing the context, risk identification, analysis, evaluation, treatment, communication and consultation, and monitoring and review. This methodology aims to define management strategies that reduce the likelihood of risks occurring and their negative impacts, both economically and reputationally, thereby maximizing opportunities.

In 2024, the company reaffirmed its commitment to long-term sustainability, focusing its efforts on managing risks that could affect its corporate strategy and leveraging opportunities to strengthen its resilient culture in an increasingly dynamic and challenging environment.

In compliance with the Integral Risk Management Policy, to ensure the continuity and sustainability of the business over time, in 2024, with the participation and leadership of Senior Management, an analysis of the main risks and opportunities was conducted within the framework of

the trends and the political, economic, social, technological, environmental, and legal context, at a global and sectoral level; from the industry's dynamics on the business operation and the company's strategic vision. From this analysis, the new strategic risk profile was obtained, which was reviewed and approved by the Audit and Risks Committee and the Board of Directors. The details of the strategic risk profile can be viewed in the "Strategic Risks" section of this report.

During 2024, with the support of external experts, strategic risks were monitored: cybersecurity and political and legal, was carried out before the Audit and Risks Committee; where an in-depth analysis of the short, medium, and long-term outlook of the behavior of risks at a global and local level was conducted, and a set of treatment measures and management strategies were presented to mitigate the probability and negative impact of these risks materializing. Additionally, in compliance with the regulatory requirements established by the SEC (Securities and Exchange Commission), the evaluation that allowed calculating the materiality of cybersecurity risk, and the structure and internal guidelines to manage and disclose cyber events that may materialize at Grupo Éxito, was presented to the Audit and Risks Committee.

As part of the evolution in the maturity level of Grupo Éxito's Integral Risk Management System, in 2024, the process of quantifying strategic risks was strengthened, achieving the construction of the cybersecurity risk model, which aims to calculate the maximum expected loss in financial terms.

As part of the continuous improvement of the risk management methodology, a practical guide was developed that establishes clear guidelines for all employees to easily identify their risks, thus promoting team self-management. This process included updating the risk matrix, aligning it with the latest trends in the field, and creating a detailed guide that directs employees step-by-step in completing the matrix, both at the process and project levels of the company.

At the beginning of this year, the company conducted an analysis to identify vulnerable issues that could generate a negative impact on the company's perception among its stakeholders. The methodology included the articulation and active collaboration of various areas of the organization, allowing for a comprehensive view of reputational impacts.

During the period, in coordination with the company's Disclosure Committee, a comprehensive risk management exercise related to the process of disclosing financial and market-relevant information was carried out.

As part of the Business Continuity Plan (BCP), the company reinforced its focus on the Operational Business Impact Analysis (operational BIA), an essential tool to identify and prioritize the minimum necessary human, technological, and physical resources to ensure the continuity of operations in case of interruptions.

In line with this objective, contingency strategies were designed and established for two critical processes: purchasing and merchandise distribution, which are measures to be implemented in the event of interruptions, with the aim of ensuring these processes operate normally, minimizing friction. Additionally, in collaboration with the IT team, the company conducted Disaster Recovery Plan (DRP) tests as part of business continuity strategies. These tests allowed for the evaluation of the effectiveness of the established protocols to ensure operational availability and minimize the impact of disruptive events.

In parallel, the company worked to maintain the OEA (Authorized Economic Operator) certification granted by DIAN. As part of the actions taken, a comprehensive analysis was carried out to identify and evaluate key risks related to international supply, with a specific focus on ensuring business continuity in the face of potential supply chain interruptions.

In 2024, we continued to strengthen our capabilities in implementing the TCFD (Task Force on Climate-Related Financial Disclosures) methodology, with the aim of enhancing governance, strategy, and risk management related to climate change mitigation and adaptation. Additionally, with the support of the Colombian Climate Asset Disclosure Initiative (CCADI), training on climate risks and opportunities was provided to the CEO. This effort allows us to advance in integrating sustainability into our business model, aligning with global climate change mitigation and adaptation goals, generating significant transformations in the company in the medium and long term, and building a resilient business model capable of responding to current and future environmental challenges. [GRI 2-17]

Furthermore, the company, under the advice of a specialized Allianz team, inspected eight (8) warehouses to review the current physical risk status of the facilities, considering the type of construction, occupancy, protection, and exposure. At the end of each inspection, satisfactory results were obtained regarding their physical condition.

172 national social audits were conducted on our private label suppliers of food, non-food, and home products, where the risks associated with the following aspects were evaluated:

- **Child labor employment.**
- **Forced labor.**
- **Diversity and inclusion.**
- **Disciplinary practices.**
- **Harassment and abuse.**
- **Freedom of association and complaint mechanisms.**
- **Working hours and overtime.**
- **Health and safety at work.**
- **Quality and safety.**
- **Environment.**

92.4% of the audited suppliers obtained satisfactory results. For the remaining suppliers, action plans were defined to promptly close the gaps found during the audits.

To continue reducing the gaps identified in the supplier evaluation process, the following training sessions on social and environmental topics were created, impacting 65 suppliers.

- **Business Sector and Breastfeeding.**
- **Diversity and inclusion with a gender focus.**
- **Environmental Management focused on the Single Environmental Registry (RUA).**

Strategic risks

IIn 2024, we updated the new strategic risk profile in line with the Integral Risk Management Policy, which includes an annual cycle of management and validation of strategic risks within the framework of the company's strategic planning. This cycle can also be activated whenever there are significant changes in the context or in the definition of the corporate strategy, ensuring a swift and aligned response to new challenges and opportunities.

As part of the strategic risk profile update exercise carried out in 2024, a comprehensive review of the risks identified in the previous period related to information security, cybersecurity, and personal data management was conducted. As a result of this analysis, these risks were unified under the consolidated term "Information Security," with the aim of obtaining an integrated view of information security.

Additionally, risks related to product and food quality and safety, supply chain, financial, artificial intelligence, human talent, market share, and demand behavior were evaluated and classified at another risk level, according to their nature and potential strategic impact.

To evaluate strategic risks, the company's risk appetite, which was approved by the Board of Directors, is considered. Criteria of probability and impact are established to determine the severity level of strategic risks on four (4) scales: Low, Medium, High, and Extreme. Probability defines the time in which the risk may materialize over different periods and is classified into five levels: Almost certain, Probable, Possible, Unlikely, and Rare. Impact is understood as the consequences that Grupo Éxito could suffer if the risk materializes at a reputational or financial level, and it is also classified into five levels: Catastrophic, Major, Moderate, Minor, and Insignificant

Financial impact is associated with the effect on EBITDA that the possible materialization of a risk may generate, and reputational impact is associated with: a) the perception that permeates different stakeholder groups, b) the recall of events over different periods, c) the dissemination in various traditional media, d) the influence at local, national, and international levels, and e) the reach of interactions on social networks.

As part of risk management, governance and escalation are structured according to the severity identified in the annual assessment. Risks classified as "Extreme" severity are monitored by the Audit and Risks Committee, who report directly to the Board of Directors. Risks classified as "High" severity are supervised by Senior Management and reported to the Audit and Risks Committee. Finally, risks classified as "Medium" severity are managed by Senior Management and only escalated to the Audit and Risks Committee if their impact exceeds the established risk appetite.

This facilitates the identification of the most critical risks, which must be prioritized and managed with appropriate mitigation strategies.

Social Risk

- **Probability:** Possible
- **Impact:** Major
- **Severity Level:** Extreme

Information Security Risk

- **Probability:** Possible
- **Impact:** Moderate
- **Severity:** High

Based on this analysis, the strategic risk profile for the year 2024 was updated:

1 Social

Risks are monitored by the Audit and Risks Committee and informed to the Board of Directors.

Extreme

17% - 1 risk

4 Business transformation

5 Political and legal

6 Climate change

Risks monitored by Senior Management and reported to the Audit and Risks Committee when they are outside the appetite in relation to the annual risk assessment.


6
Risks

Medium

50% - 3 risks

Risks monitored by Senior Management and informed to the the Audit and Risks Committee.

High

33% - 2 risks

2 Macroeconomic

3 Information Security

Escalation level

Description, opportunities and treatment measures for priority strategic risks

Name of the risk	Description	Opportunities	Treatment measures
Macroeconomic	Impact on financial objectives due to volatility in key macroeconomic variables, which generates an impact on the company's activity.	*Better results as a consequence of expense management. *Positive impact on sales as a result of a strong commercial strategy. *Generation of own energy through clean sources.	*Expense control and additional optimization actions. *Interest rate hedging strategies for debt and foreign currency obligations. *Availability of resources and renegotiation of interest rates on credit lines. *Action plans in working capital for cash flow efficiency. *Commercial strategy to protect the customer. *Strengthening of own brand and unbeatable strategy.
Information Security	Impact on the availability, integrity, confidentiality, and privacy of digital and physical assets due to threats arising from cyberattacks, data breaches, non-compliance, or vulnerabilities in the internal and external processes of information custody and management.	*Strengthening the information management system and the culture of self-care regarding it. *Strengthening data management to enable proper monetization and utilization of data.	*Training and communication to different stakeholder groups (employees, suppliers). *Cyber-Risk insurance policy. *Ethical Hacking tests. *Access management for authentication and authorization. 24x7 event monitoring by SOC (Security Operation Center). *Compliance with standards and best practices. For example: SOX, PCI, SWIFT, NIST, ISO 27000. *Business Continuity Plan. *Confidential information coverage in contractual obligations for information protection.
Social	Externalities for the company from stakeholders due to an environment of discontent and social instability that can affect organizational relationships, operations, and the development of the company's commercial activities.	*Closer engagement between operations and the surrounding community. *Generation of creative and alternative projects with low investment and high impact. *Gaining the support of communities in times of crisis.	*Social projects or strategic social reinvestment for positive societal impact. Example: Terrazas Verdes and PaisSana. *Community development program through actions such as employability, zero malnutrition, local purchasing, and sustainable commerce. *Diversity and inclusion actions. *Plans and protocols for emergency and crisis response. *Partnerships between institutions for community development.
Business transformation	Challenges in the optimization process to adapt to new market conditions and the demands of customers and investors, in order to increase profitability, sustainable growth, and enhance the value proposition to customers.	*Lightweight structure and simplified processes that allow for greater cost control and efficiencies. *Sustainable growth and profitability. *Standardization of formats. *Greater opportunities for suppliers and better service to customers.	*Change management strategies. *Training in required skills: self-development and adaptive capacity. *Definition of leadership framework, processes, and efficient company structure. *Stakeholder engagement plan.
Political and legal	Uncertainty in the legislative and regulatory environment due to reforms or political conditions that affect the company's operations.	*Strengthen the ability to read the environment and evaluate business action methods. *Leverage relevant scenarios for the company that allow for building relationships with specific stakeholder groups.	*Participation in industry and business dialogue spaces within the framework established by law. *Simulation of budget scenarios, review of operational models. *Review, management, and regulatory adaptability. Example: Tax Reform, Labor Reform. *Strategic partnerships with local suppliers. *Relationship policy with state entities. *Regulatory monitoring.
Climate change	Vulnerability to operate and develop commercial activities due to the increase in the severity of extreme weather events that affect operations.	*Raise awareness and strengthen knowledge in senior management and the board of directors about climate change. *Greater efficiency in the company's resource consumption and expenses.	*Retrofit project and energy efficiency plans. *Preventive refrigeration maintenance with in-house technicians to mitigate carbon footprint. *Monitoring of legislation and trends. *Reduction of single-use plastics. *Expansion and conversion policy ensuring the conversion to refrigerant gases with a Global Warming Potential (GWP) of less than 150.

Emerging Risks

In a dynamic and constantly changing business environment, identifying and managing emerging risks is crucial to ensuring sustainability and competitiveness. As part of the integral risk management strategy, the organization has made progress in implementing measures that strengthen its monitoring and response capabilities to emerging risks. Among these risks are cybersecurity, with increasing threats of sophisticated attacks that compromise the confidentiality, integrity, and availability of critical information; climate change, which poses challenges such as extreme events, stricter regulations, and sustainability pressures that could affect operations and the supply chain; and disruptive technologies, whose rapid advancement creates uncertainty in adoption, obsolescence, and adaptation to new competitive dynamics in the market. To address these challenges, the organization has implemented predictive analysis models, including early warnings and dynamic dashboards, thus strengthening comprehensive monitoring and improving its proactive response capability to these emerging risks.

Secondary Risks

During the year, secondary risks related to the company's exposure and vulnerability to incidents impacting key third parties were identified, categorized as Third-Party Vulnerability Risk. These risks include cyberattacks on critical suppliers and business partners with insufficient security measures, which could compromise data confidentiality and integrity, as well as supply chain disruptions due to natural disasters, financial problems of suppliers, and failures in technological infrastructure.

However, although these risks were identified, they did not impact the company.

Cybersecurity Management

In 2024, the company adopted international standards and best practices in information security, such as **ISO 27001, NIST, and PCI**, as references to define and support its technology and information security strategy. Based on these guidelines, it establishes and implements technical and operational controls aimed at identifying and managing security risks present in the current environment. The identification and management of vulnerabilities in information systems and components are understood as fundamental elements in preventing incidents within the adopted security strategy.

The organization continues to strengthen the various layers of cybersecurity risk management. Throughout the year, it has maintained a program of activities to enhance proactive and reactive protocols that contain threats and exposures in an increasingly digital and interconnected context. It remains committed to adhering to the highest standards, such as ISO 27001, NIST, the regulations of the Superintendence of Industry and Commerce, the Sarbanes-Oxley Act (SOX), and certifications related to payment methods and electronic transactions (Payment Card Industry - PCI), among other guidelines aimed at mitigating the possible leakage or exposure of partial customer data [FB-FR-230a.1].

Information security risk, including cybersecurity, remains one of the organization's strategic risks and is periodically monitored by the Board of Directors and the Audit and Risks Committee, with the aim of generating trust among customers and partners regarding the cybersecurity and data governance strategy.

Risks materialization during the year

During 2024, there was no materialization of risks that significantly impacted the company's operations, reputation, or strategic objectives.

Risk Transfer and Retention Initiatives

In the company's risk management, the transfer of those risks that can be addressed under a scheme of traditional mechanisms or insurance policies is considered, seeking to cover the main risks, especially those of greater severity, such as damage to the company's assets, possible losses during the transportation of goods, liability of administrators, internal and external fraud, property liability for damages to third parties, and cyber risk.

Throughout the year, progress was made in the financial optimization of cybersecurity and material damage risks, exercises that allow identifying the probability of exceeding the risk tolerance capacity, the insured loss limit, the economic cost of risk (ECOR), and the premium efficiency ratio, as well as the probability that indemnities exceed the premium paid. Additionally, exercises were carried out to quantify the civil liability risks of directors and administrators, and earthquakes. The purpose of these exercises is to define an appropriate scheme for risk transfer.

Control Activities

Control activities in 2024 remained framed under the company's internal policies and procedures, aimed at operational excellence, technological innovation, and digital transformation.

Through continuous improvement methodologies such as Lean, Six Sigma, process automation, and agile approaches, the company optimized the management of key processes, ensuring alignment with strategic objectives and strengthening its resilience to environmental changes and business transformation.

The company conducted its annual evaluation of the maturity level of the organizational control system, identifying improvement opportunities and implementing concrete actions to enhance performance. Compliance with the control framework established by the Sarbanes-Oxley Act (SOX) was consolidated through periodic tests and reviews; identified gaps were managed with action plans approved by the relevant governance bodies, ensuring effective execution aligned with international standards.

In response to new demands in the digital environment and cybersecurity, the company strengthened its policies and practices in this area. Improvements were made in the protection of transactions, discounts, and payment methods, prioritizing a secure environment for consumers and operations. This effort included the continuous review of technological infrastructure under the guidelines of the SEC's "Cybersecurity Risk Management, Strategy, Governance, and Incident Disclosure" rule. In this context, robust criteria were defined for the identification and disclosure of material cybersecurity incidents, enhancing response capability and regulatory compliance.

The update of the identification of fraud, bribery, and corruption risks allowed the company to identify exposure levels and reinforce key controls. Additionally, mechanisms for preventing risks associated with money laundering, terrorism financing, and others were reviewed, contributing to regulatory compliance and operational sustainability.

During 2024, the company also consolidated its management systems related to occupational health and safety, road safety, BASC, and Authorized Economic Operator (AEO). These systems were fundamental in ensuring the integrity and efficiency of logistics and transportation operations.

These actions, along with the continuous supervision of the control system by Senior Management and the Audit and Risks Committee, have strengthened control actions that ensure the achievement of business objectives and the trust of various stakeholders.

Information and Communication

The company has continued with its information and communication model, ensuring transparency, timeliness, and accuracy in the disclosure of relevant information for business management and protection. This model remains aligned with regulatory guidelines in Colombia and the international standards required by the SEC (Securities and Exchange Commission), ensuring compliance with all disclosure obligations and promoting trust among stakeholders.

The company continues to strengthen its policies and procedures to ensure that strategic, operational, and financial information flows efficiently between different organizational levels and to the market. This comprehensive approach ensures that shareholders, investors, employees, and other stakeholders have accurate and timely information that supports decision-making and fosters long-term relationships based on trust.

Internally, communication channels facilitate collaboration, knowledge management, and access to key data.

In its interaction with the market and other stakeholders, the company proactively and transparently discloses information related to its financial, strategic, and sustainability performance. This includes periodic reports, relevant communications, and informational sessions that ensure a clear understanding of the organization's initiatives and results.

Additionally, the company permanently implements monitoring and control mechanisms that allow for the identification and management of information flows, ensuring compliance with local and international regulations. In this regard, it adheres to its confidentiality and cybersecurity policies, providing additional protection against risks associated with the management of sensitive and strategic data.

In an environment marked by business transformation and regulatory and environmental changes, the company, now under the leadership of Grupo Calleja, reaffirms its commitment to excellence in information and communication management as a fundamental pillar to protect the interests of its shareholders and other stakeholders, and to ensure the sustainability and continuous growth of the business.

Supervision and Monitoring

As part of its commitment to continuous improvement and strengthening the Internal Control System, the company, now under the leadership of Grupo Calleja, has consolidated its efforts in supervision and monitoring, ensuring robust corporate governance aligned with best practices.

The Audit and Risks Committee continued to perform its key functions in overseeing the most relevant aspects of corporate management, particularly those related to:

- **Supervision of the quality and integrity of financial information and regulatory reporting.**
- **Monitoring of corporate risk management, internal audit, and statutory audit.**
- **Review of related party transactions and conflict of interest management.**

Additionally, the Committee's regulations were updated to incorporate the guidelines and expectations of Grupo Calleja, strengthening its framework of action.

Internal Audit played a strategic role as an independent guarantor of compliance with corporate governance standards and norms, the effectiveness of the control system, and the supervision of strategic projects. During 2024:

- Audits were conducted based on an annual risk-based plan, approved by management and the Audit and Risks Committee. These audits covered key processes in the subsidiaries.
- Investigations into possible frauds reported through whistleblowing channels were supported, ensuring a quick and effective response.
- Corrective action plans were promoted with Senior Management and process owners, ensuring sustainable improvements in the design and operation of the Internal Control System.

As part of its commitment to shareholders and investors, the company successfully completed the annual evaluation of compliance with the Sarbanes-Oxley Act (SOX), with a detailed review of identified control deficiencies and the implementation of corrective actions reported to the Audit and Risks Committee.

Additionally, a new evaluation of the maturity level of the Internal Control System was carried out, including national and international subsidiaries, which allowed for the identification of progress compared to the previous year, changes based on business transformation, and the establishment of clear objectives to update and strengthen areas with improvement opportunities.

The audit firm PriceWaterhouseCoopers was named as Statutory Auditor and consolidated as a strategic ally, independently evaluating accounting, financial, and control systems, ensuring the preparation and disclosure of reliable information and compliance with applicable legal and regulatory frameworks.

Finally, the company strengthens its continuous improvement approach by incorporating learnings derived from supervision and monitoring, ensuring that the Internal Control System not only complies with regulatory standards and best practices but also adapts to its transformation and a dynamic and competitive environment, enhancing its sustainability and generating trust among stakeholders.

Compliance

Driven to permeate a culture of compliance and integrity among its various stakeholders, the company continued to strengthen its policies and procedures, adhering to the legal provisions corresponding to the Transparency Program, the Anti-Money Laundering and Counter-Terrorism Financing Program, and the Financing of the Proliferation of Weapons of Mass Destruction, as well as the Personal Data Protection Program.

In 2024, the management of these Programs is focused on continuous improvement, aimed at generating trust and establishing valuable relationships with different stakeholders, as well as developing strategies aimed at strengthening a culture of integrity, as one of the fundamental pillars in compliance risk management.

Transparency Program [GRI 2-26] [GRI 205-1]

Inspired by the promotion of ethical, transparent, and integral behaviors, the company reinforces its commitment and declaration of rejection of any form of bribery and corruption. Thus, through the Transparency Program, endowed with principles and values, which also includes the Code of Ethics and Conduct, Donation Policy, Policy on Giving and Receiving Gifts and Favors, among other policies, procedures, and manuals that develop it, it seeks to define a framework of action that harmonizes with corporate principles and values, as well as in response to the regulatory framework that governs it.

In line with this commitment and the regulatory obligation that links the management of the Program, during 2024, the company continued the management of the Transparency Program, focusing its efforts on fostering a culture of responsibility and commitment aimed at rigorous compliance with the policies that develop it; seeking that each of these actions has a multiplier effect in managing healthy, transparent, objective, and valuable relationships with all stakeholders. Below are the main actions developed in the different elements that make up the Transparency Program for managing risks such as bribery and corruption:

- **Organizational Structure:** in line with the commitment and functions described in the organizational structure of the Transparency Program, the company's management and Senior Management continued their participation in the supervision and management of corruption and transnational bribery risks. Thus, the following are highlighted: the role of the Board of Directors and its Audit and Risks Committee in approving policies designed under the applicable regulatory framework; likewise, the development of the Ethics Committee, as a body representing Senior Management, from its leadership in promoting the highest ethical conduct, through monitoring the policies that constitute the Transparency Program, and in the same vein, knowing and guiding investigations, especially cases that come through the reporting channels for acts of transnational bribery and corruption.

- **Supervision [GRI 205-1]:** in compliance with the duties and activities of the Board of Directors, supervision of the management of the Transparency Program continued through the monthly and semi-annual management reports presented by the Compliance Officer, detailing the main progress on each of the elements that make up the Program.

  In addition, as a function of independence and guarantee of objectivity in the evaluation of the company's processes, Internal Audit maintained permanent support with a proactive and preventive approach, seeking continuous improvement in risk management systems, as corresponds to the risks of transnational bribery and corruption, following the guidelines established in the applicable local and international regulations.

- **Risk Assessment [GRI 205-1]:** one of the elements that make up the Transparency Program is the assessment of transnational bribery and corruption risks, which allows identifying the level of exposure that each of these processes may have to the mentioned risks; as well as the existing controls, treatment measures, and their impact in case of materialization. In response to this management, the exercise of updating the transnational bribery and corruption risk matrix continued, allowing the results of the evaluated risks to be known and thus defining their level of prioritization, enabling the establishment of strategies to take early actions on those risks that require a greater reduction in the probability of occurrence and impact.

- **Disclosure and Awareness [GRI 205-2]:** promoting a culture of ethics and transparency in the company has become an enabling tool, equipped with criteria and guidelines directed at each of the stakeholders, including employees, to encourage compliance with policies and procedures, as well as to ensure integral and transparent relationships among stakeholders.

  In line with this philosophy, through various communication and awareness strategies, the annual disclosure plan continued under the concept "**Soy Transparente (I am transparent)**," which was developed in three (3) work fronts

- **Prevention: "We firmly believe in transparency and honesty as fundamental principles in all our operations." This aims to highlight and reflect the role and responsibility of each collaborator and how they contribute to fostering a culture of ethics and transparency in their daily activities.**

- **Control: Under the message "Soy transparente cuando (I am transparent when)," we seek to convey reflections on ethical behavior when we comply with the various policies developed by the company.**

- **Reporting Channels: Promote the use of reporting channels under the premise "Soy transparente y actúo (I am Transparent and I Act)."**

In line with the above, communication and awareness strategies were designed and executed, aiming to reinforce norms and guidelines integrated into the various policies and procedures that provide a framework for action. Below are the main communication and awareness actions developed during 2024.

Internal Communication [GRI- 205-2]: communication actions were directed at employees at all levels of the organizational structure directly linked to the company, with a special focus on those areas and processes that have a high level of interaction with third parties. In line with this strategy, the main changes presented in the Policies that were updated were communicated, particularly regarding the Transparency Program and the Policy on Giving and Receiving Gifts and Favors; as well as the development of new policies, especially with the formalization of guidelines for the protection of whistleblowers, integrated through the Non-Retaliation Policy for Reports or Complaints. Additionally, the guidelines established regarding the use of reporting channels, Conflict of Interest Policy, and conduct standards established in the Code of Ethics and Conduct were reinforced.

Complementing the above, the management reports by the Compliance Officer communicated to the Board the various actions developed around the management of the Transparency Program and its different elements, including the policies and procedures that integrate it.

External Communication [GRI- 205-2]: disclosure to external audiences is another awareness strategy developed within the company, seeking to involve each of the stakeholders in the knowledge and adherence to the main guidelines and conduct standards established in the internal policies, aimed at establishing and maintaining relationships characterized by integrity and transparency. Among the disclosure actions, the communication of reporting channels was continued as a guiding instrument for reporting actions that go against corporate ethical principles and values; likewise, the main changes presented in the various policies and procedures, including the Policy on Giving and Receiving Gifts and Favors, were communicated.

Awareness [GRI- 205-2]: in compliance with the training strategy defined by the company, the virtual e-learning training program called "Guardianes Grupo Éxito" was continued, through which **21,619 employees** at all levels of the organization, both corporate and operational, were trained during 2024. The training program includes the following thematic areas: **i) Code of Ethics and Conduct**, which aims to remind the general guidelines directed at promoting healthy and sustainable relationships with the company, customers, shareholders, employees, suppliers, subsidiaries, both national and international, the State, and competitors; **ii) Transparency Policy**, through which the company's commitment to promoting the highest ethical conduct among its stakeholders is declared; **iii) Conflict of Interest Policy**, reinforcing concepts about situations that give rise to conflicts of interest; **iv) Policy on Giving and Receiving Gifts and Favors**, reminding the general guidelines and principles that must be followed for the giving and receiving of gifts and hospitality; **v) Donations Policy**; and finally **vi) Reporting Channels**, communicating the channels that the company has made available for reporting any type of information, doubt, or suspicion of acts that go against the aforementioned policies and, in general, against transparency.

In harmony with the above, as part of the actions to prevent and manage the risks of transnational bribery and corruption, **881** employees were trained during 2024 through the training program called Transparency Program, aimed at a specific audience who, by the nature of their functions, have a higher level of exposure to the risks of bribery and corruption. This program includes elements that reinforce the commitment of employees to promoting integral relationships, as well as concepts and definitions about the risks of bribery and corruption, elements that integrate the Transparency Program, and the procedure developed by the company to manage situations received through the reporting channels.

The active participation in awareness sessions directed at operations is highlighted, with the participation of 14 employees related to store supervisor positions. The points developed in this space included a tour of the main elements contained in the Transparency Program, the contribution of the value of ethics to the Higher Purpose, and experiential reflections on the commitment that employees have in each of our work functions.

Convinced that training through practical and real examples is an awareness strategy that helps guide what to do in various situations that an employee may face in their daily work, an awareness exercise on ethical dilemmas was developed in 2024, in which 35 store leaders from different regions of the country participated.

Complaint Channels [GRI 2-26] [GRI 205-3]: During 2024, the company conducted comprehensive management of the reporting channels through continuous monitoring of their operation, evaluating confidentiality and efficiency, and recognizing their function as a detective tool in comprehensive risk management, especially regarding events associated with bribery and corruption risks. As an integral part of the communication plan, the dissemination of the existence of the reporting channels was reinforced, promoting the commitment to act by reporting situations that threaten transparency, allowing for the detection, prevention, and management of bribery and corruption risks. Their dissemination was carried out extensively through various internal and external means, making these channels a thematic focus in forums, supplier training sessions, social networks, websites, and the corporate intranet.

[GRI 205-3] In 2024, the company received 872 reports through the various reporting channels for alleged acts against ethics and transparency, all of which were investigated without exception. This management was carried out in accordance with the roles and responsibilities established in the respective internal procedure, which includes the participation of expert managers responsible for the investigation, depending on the nature of the reported situation, with continuous support from the Ethics Committee. The top five types of reports, by total number received in 2024, were as follows:



Top 5 cases received
Worplace harassment
55
Conflicts of interest
75
Fraud, theft and misuse
155
Leadership styles
183
Irregularities in compliance with policies
193

The information provided refers to cases received through the reporting channel, not to verified cases.

[GRI-205-3] Of the total concluded reports, which correspond to 804 cases, 25% were verified in 2024. None represented a material impact on the company. The top five types of proven cases are presented below, along with their respective behavior over the last four years:



Top 5 Types of Verified Cases
2022
2023
2024
Irregularities in compliance with policies
61
90
82
Leadership styles an behavior
24
37
68
Theft
20
11
8
Conflicts Interest
4
4
21
Bribery
1
2

[GRI-205-3] In response to the completed and verified reports, measures were implemented in line with the definitions provided and communicated in the Code of Ethics and Conduct. The main measures implemented were:

- **68 feedback measures for employees.**
- **45 administrative decisions on termination of employments contracts.**
- **27 control update processes, related to procedure adjustments, automatic controls, policy design, monitoring, among others.**
- **17 employee transfer processes.**
- **5 judicial actions.**

None of the completede and verified reports corresponded to acts of bribery or corruption related to public officials, nor to acts associated with money laundering, terrorism financing, or financing the proliferation of weapons of mass destruction. Likewise, as of the date of the report, none of the confirmed cases involved a breach or compromise of confidential information regarding customer privacy.

Currently, the company is not involved in any ongoing administrative or judicial processes related to corruption and bribery.

Employee Conflicts of Interest Management: In addition to managing conflicts of interest for members of the Board of Directors and Senior Management, as described in the respective chapter of this report, the company complied with the Conflict of Interest Policy developed in the Code of Ethics and Conduct. This compliance is supported by continuous training, education, and culture-building among employees, emphasizing the importance of timely managing situations that may pose a potential risk of loss of objectivity in their duties, as well as the mechanisms for registering such situations. This compliance was reflected in the total number of declarations received, especially following the annual conflict of interest declaration campaign, which yielded positive results, mobilizing the company around the annual conflict of interest declaration for the target audience, achieving 4,235 declarations indicating the existence or absence of a conflict of interest. The highest number of declared situations corresponded to the categories of "working with a relative or significant other in the company" and "relatives or associates working for third parties with ties to the company."

Regarding situations reported by employees at levels 3, 4, 5, 6, and 7 of the organizational structure, the Conflict of Interest Committee provided pertinent recommendations aimed at safeguarding the company's interests.

Relationship with the State: In the framework and development of the various initiatives to manage the company's interests, the rules of conduct established in the Code of Ethics and Conduct were followed, specifically those that provide guidelines on the relationship with the State and public officials.

In 2024, and since 2015, the company has not made donations to campaigns, candidates, or political movements.

Program Management for the Prevention and Control of Money Laundering, Financing Terrorism, and Financing of the Proliferation of Weapons of Mass Destruction (ML/FT/FPWMD)

The management of the risk of money laundering, financing of terrorism, and financing of the proliferation of weapons of mass destruction (ML/FT/FPWMD) is a fundamental component to ensure the integrity and long-term sustainability of the company. Beyond being a matter of regulatory compliance, it seeks to protect the company from the misuse of its operations for purposes that go against the principles and values developed within the organization, as well as to preserve the company's reputation, and the trust of customers, business partners, and society.

Based on this commitment, the company has been developing various strategies focused on managing this risk, which include the following activities within the framework of the ML/FT/FPWMD Prevention Program structure:

- **Leadership, Commitment and Organizational Structure:** The company, as a continuous demonstration of its commitment and focus on continuous improvement in the development and articulation of the ML/TF/FPWMD Risk Management System, maintains a clearly defined functional structure led by the Board of Directors, responsible for monitoring and driving the evolution of the system with a preventive approach. During 2024, it participated in the evaluation and approval of policies and procedures, as well as the management of the Program itself through its various committees.

- **Due Diligence:** The company, oriented towards managing risks in a preventive manner, recognizes the importance of knowing its stakeholders to ensure transparency, informed decision-making, and ultimately regulatory compliance. Thus, it has a due diligence procedure aimed at intrinsically evaluating the risks of a third party based on their knowledge to ensure the achievement of transparent relationships. Under this premise, during 2024, the company conducted a total of 135,070 validations in restrictive and binding lists, as well as in public sources for the management of ML/TF/FPWMD risks on the different stakeholders with whom Grupo Éxito established some type of commercial and/or contractual relationship, including suppliers, business customers, employees, shareholders, and other related third parties.

- **Monitoring:** As part of the elements that integrate the ML/TF/FPWMD risk prevention program, and its importance as a detective tool, the evaluation and monitoring of generated alerts were enhanced. These alerts supported timely decision-making and actions for the prevention and mitigation of the risks to which the company is exposed as a result of its social purpose and interaction with different stakeholders.

- **Training and Dissemination:** The company, committed to building and promoting a culture of transparency, carried out training and dissemination actions regarding the guidelines, objectives, principles, elements, and duties of the different actors that integrate the ML/TF/FPWMD risk prevention system. In line with this, during 2024, a communication and training plan was structured and executed, which included various internal focused training sessions. Additionally, a communication campaign was developed to reinforce the fundamental elements of the system, the main policies and procedures, with special emphasis on the channels for reporting unusual operations as a fundamental mechanism for timely and effective management, starting from prevention.

Management of the Personal Data Protection Program

In the current context, where digitalization and information exchange have become a primary asset for developing strategies aimed at achieving the company's strategic objectives, it is clear that personal data protection becomes an issue not only as an instrument to generate financial value for the company but also as a responsibility to ensure its protection. This seeks to convey trust to customers and prevent other types of risks to which the company could be exposed without proper management. Specifically, beyond being a legal obligation, it is an ethical and strategic responsibility.

The following relevant aspects of the management carried out in the Program are highlighted:

- **Management and Senior Managment Commitment:** The constructive participation of senior management denotes the commitment to promoting and managing the Personal Data Protection Program, becoming a key factor that drives and ensures that privacy policies and practices are effective. In line with this commitment, it is highlighted how, through strategic leadership, senior management continuously leverages robust and compliant personal data protection within the organization. Thus, during 2024, four (4) sessions of the Personal Data Protection Steering Committee were held, through which the management of the Program, strategic actions developed around the protection of our customers' personal information, and binding regulatory analyses based on new personal data regulations were reported.

Risk-focused management: The company, convinced that program management driven by proper risk management allows for informed decision-making, has maintained this philosophy through the management of personal data and privacy risks as a strategic-level risk within the company, reflected in its corporate strategic risk profile. This has enabled the continuous improvement of the program and the reinforcement of treatment measures to reduce the probability and impact of this risk materializing, considering process owners as fundamental actors in risk management.

Management of Habeas Data Consultations and Claims [GRI 418-1] [FB-FR-230a.1] [FB-FR-230a.2]: In 2024, the company received 1.539 requests from personal data holders through the habeas data channels provided by the company and available for permanent consultation by stakeholders in our Privacy Policy. These requests were processed in accordance with the procedure defined by the company. These requests are mainly associated with the following types:

- **Data update: 46%.**
- **Communication preferences: 16**
- **Change website account data: 4%**
- **Remove customer: 14**
- **Know persona data: 4%**

Program Supervision: As part of the supervision and monitoring activities of the Personal Data Protection Program, the audit function, in its role as the third line of defense, conducted an internal evaluation on the level of implementation of the new applicable personal data regulations, as well as follow-up activities on the compliance with action plans and closure of gaps identified in previous evaluations. All of this, proactively and based on respect for privacy, demonstrates the company's commitment to privacy protection, the adoption of best practices, and the continuous improvement of processes, as well as the monitoring and strengthening of the program. Additionally, permanent monitoring processes were carried out regarding the availability of channels for handling habeas data inquiries and complaints, as well as the substantive and timely handling of these, with the aim of guaranteeing the attention to the right of Habeas Data of information holders.

Regulatory Compliance [GRI 2-27]: In line with the commitment to comply with current regulations, the company, within the established timeframe for various regulatory reports, including the annual update of databases registered in the National Database Registry (RNBD) and the semi-annual report of information associated with complaints received by the company from personal data holders, in accordance with the criteria defined by applicable regulations and pronouncements issued by the competent authority.

In terms of personal data, during 2024, a total of four complaints were registered in the first half of the year and three in the second half, based on the records in the company's information system.

Requests from Authorities: The requests and information requirements issued by the competent authority in matters of personal data protection were addressed substantively within the legal term granted. In 2024, there was no knowledge of possible sanctions or the initiation of investigations related to the management of personal data in the company.

Training and Awareness in Compliance Programs [GRI 205-2]:

During 2024, the company trained **21.619** employees through its virtual training programs in the comprehensive module called "Guardianes Grupo Éxito," which covers the fundamental aspects of compliance programs and provides employees with appropriate guidance on the guidelines to follow for the proper management of fraud, bribery, corruption, ML/TF risks, and those associated with the handling of personal data and compliance with applicable regulations. Additionally, in relation to ML/TF risk management, **4.359** employees were trained using a methodology focused on specific aspects for managing higher exposure risks in specific areas and processes, such as payment positions, remittance channels, and banking correspondence.

For the areas and processes with higher exposure to the mentioned risks, training was provided to a total of 440 employees, focused on: (i) policies and guidelines of the Transparency Program, (ii) the process of reporting and managing unusual operations, as well as due diligence in ML/TF matters, and (iii) the importance of personal data protection.

General Shareholders' Meeting

General Meeting

On March 21, 2024, the General Shareholders' Meeting was held, with the participation of 46 shareholders (a quorum of 98.21%), both present and represented, who hold 1,274,695,632 shares. The General Shareholders' Meeting was held in person at the company's administrative headquarters.

Main Decisions

The General Shareholders' Meeting approved the **following decisions** during the meeting:

- **Approved the Management Report of the CEO and the Board of Directors for 2023 and the Annual Corporate Governance Report for 2023**
- **Approval of the Financial Statements as of December 31, 2023.**
- **Approval of the profit distribution proposal.**
- **Approval of the amendment to the bylaws regarding the operating regime of the Board of Directors.**
- **Approval of the amendment to the General Assembly of Shareholders' regulations to align them with the bylaws.**
- **Approval of the amendment to the Boards of Directors Election and Succession Policy.**
- **Approval of the amendment to the Boards of Directors Remuneration Policy.**
- **Election of Board Directive members for the 2024-2026 period.**
- **Setting the fees for the Board of Directive for the 2024-2026 period.**
- **Election of the Statutory Auditor for the 2024-2026 statutory period.**
- **Setting the fees for the Statutory Auditor for the 2024-2026 statutory period.**

Differences in the Functioning of the General Shareholders Metting between the Minimum System of Current Regulations and that Defined by the Company Bylaws and Rules of Procedure of the General Shareholders Meeting.

The activities required for the proper development of the General Shareholders' Meeting in 2024 were different from the minimum legal requirements established, particularly in the following aspects:

- The company has surpassed the legally provided term for the call to the General Shareholders' Meeting, in order to give its shareholders more time to learn about the matters to be discussed at the respective meeting. The Company bylaws ant the Rules of Procedure of the General Shareholders' Meeting establish a 30 calendar days notice period for ordinary meetings, which is longer than the legally required terms. In this regard, the Ordinary Meeting of the General Assembly of Shareholders was held on March 21, 2024, and was called on February 19, 2024.

- The company granted shareholders a period of five (5) calendar days following the call to the General Meeting of the General Assembly of Shareholders, which began on February 20, 2024, and ended on February 24, 2024, to: (i) propose the inclusion of one or more items on the agenda of the meeting; (ii) present new proposals for decisions on the matters included on the agenda; and (iii) request additional information or ask questions about such matters.

- In order to provide equitable treatment to its shareholders, on the day of the call, the company published on its corporate website proxy models that included the expression of votes regarding each of the agenda items to be discussed and/or approved at theGeneral Shareholders' Meeting held in 2024, so that shareholders could indicate to their representative the direction of their vote.

- The company published the call for meeting to the General Shareholders' Meeting of 2024 on the El Tiempo and El Colombiano newspapers; on the Primera Página and Valora Analitik websites; through the relevant information mechanism, provided by the Financial Superintendence of Colombia; on the corporate website; and in the newsletter News to Investors sent by the Investor Relations Department.

Measures Adopted During the Year to Encourage Shareholder Participation

During 2024, the company complied with the provisions of External Circular 028 of 2014, issued by the Financial Superintendence, known as Country Code, as well as the regulations contained in the bylaws and the company's Corporate Governance Code, regarding the timely, clear, and complete delivery of information to shareholders, well in advance of the date of the Ordinary Meeting of the General Assembly of Shareholders. In this way, the company encourages shareholder participation and ensures respect for their rights.

To encourage shareholder participation, the following activities were carried out throughout 2024:

- **Four publications on quarterly results**
- **Four teleconferences on quarterly results**
- **One Ordinary Meeting of the General Assembly of Shareholders**

Information and Communication to Shareholders

In January 2016, the Board of Director approved the Information Disclosure Policy, which is included in the Corporate Governance Code.

This policy allows the company's stakeholders to be aware of the situation, evolution, and progress of its business, so they can have sufficient elements for decision-making.

The implementation and compliance with this policy are the responsibility of the Information Disclosure Committee, whose composition and responsibilities can be consulted in the Information Disclosure Procedure, approved by the Audit and Risks Committee, available on the corporate website. This procedure is based on the Financial and Non-Financial Information Disclosure Policy contained in the Corporate Governance Code of the Company and the Code of Best Corporate Practices of Colombia (Encuesta Código País - Country Code Survey).

On the corporate website, in the "Shareholders' Meeting" section corresponding to the meeting held on March 21, 2024, the following documents were published:

- Call to the meeting
- POAs for legal person, natural persons, parents of a minor, and parents of a minor to a third party
- Management Report
- Corporate Governance Report
- Integrated Report (includes the sustainability report)
- Consolidated and Separate Financial Statements as of December 31, 2023, along with their annexes and other legally required documents
- Profit distribution proposal
- Proposal of candidates for the election of Directive Board members
- Proposal for the remuneration of the Board of Directors
- Evaluation report of candidates for he Board of Directors
- Resumes and acceptance letters of the candidates to be members of the he Board of Directors. Additionally, in the case of independent members, their declaration of independence was published.

- Proposal for the Election of the Statutory Auditor for the 2024-2026 Statutory Period.
- Proposal for Setting the Fees of the Statutory Auditor for the 2024-2026 Statutory Period.

During 2024, the company published 44 releases through the relevant information mechanism provided by the Financial Superintendence, informing the market, among other matters, about: relevant decisions by the Board of Directors and the General Shareholders Meeting; the company's quarterly and annual results; updates on Directors and Senior Management members; and changes in the company's shareholding exceeding 5% of its share capital and changes in its control.

For more information on the shareholder protection mechanisms implemented by the company, click here.

Number of Requests and Matters on Which Shareholders Have Requested Information from the Company

In 2024, the company, by menas of telephone calls, written requests and personal attention through DECEVAL, the current administrator of the shareholder program, attended to approximately 1.560 shareholder requests related to the followin matters:


Request Types
Change of depositor: 30
OP Specials: 271
Data updates: 154
Issuer requests, dividends and securities certificates: 94
CERT. income tax return: 303
Other certifications: 138
General information: 570